Mark R. Busch
704.331.7440
Fax: 704.353.3140
mbusch@kennedycovington.com
September 27, 2005
VIA: EDGAR

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
450 Fifth Street, NW
Washington, DC 20549-0308

Attention: Jeffrey B. Werbitt, Esq.

RE:	McRae Industries, Inc. (the “Company”) Schedule 13E-3 (File no. 5-34909) Preliminary Proxy Statement on Schedule 14A (File no. 1-8578)
Ladies and Gentlemen:
     This letter responds to each of the comments in the staff’s comment letter dated September 26, 2005. The responses below are keyed to the number of each of the comments. A blackline copy of the proxy statement reflecting the changes discussed below has previously been provided to Jeffrey Werbitt of the Staff.
     The responses to your comments, which have been prepared by the Company with input from its advisors, are as follows:

Securities and Exchange Commission
September 27, 2005

Comment
No.	Response
1
Oxford Advisors determined that the companies included in the comparable company analysis had operations and size most comparable to the Company’s even though most were significantly larger than the Company because they were the smallest publicly traded companies with operations comparable to the Company’s that it was able to identify. As the “Opinion of the Financial Advisor” section of the proxy statement previously noted, Oxford Advisors took into account the significantly larger median size of the comparable companies as compared to the Company by discounting the average multiples of the comparable companies by 15%. The use of the term “size” in the Comparable Company Analysis subsection of the “Opinion of the Financial Advisor” section of the proxy statement refers to total revenues. The first paragraph of the Comparable Company Analysis subsection of the “Opinion of the Financial Advisor” section of the proxy statement has been revised to note the above.

2
Oxford Advisors believed that fact that the Company was proposing to pay the highest price paid for the common stock over the 12-month period prior to announcement of the transaction was a better indicator of fairness than the amount of the premium over the closing price on the day prior to the announcement of the transaction primarily because, as the “Opinion of the Financial Advisor” section of the proxy statement previously noted, the Company’s military boot unit’s operating profits were down by 75% for the first six months of fiscal 2005 compared to the first six months of fiscal 2004 and in Oxford Advisor’s view the future profitability of this core business was uncertain. The Comparable Transactional Analysis subsection of the “Opinion of the Financial Advisor” section of the proxy statement has been revised to clarify this point.

Oxford Advisors’ comparable transactional analysis included far too many companies for tabular presentation of the premium calculations for each to be practicable. However, to more clearly present the results of the comparable transactional analysis, tabular presentation of the premium ranges calculated compared to the premiums proposed to be paid in the transaction has been added to the Comparable Transactional Analysis subsection of the “Opinion of the Financial Advisor” section of the proxy statement.

Securities and Exchange Commission
September 27, 2005

     Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440. Should the undersigned not be available, please contact James R. Wyche of this firm who can be reached at (704) 331-7558.

Very truly yours,
/s/ Mark R. Busch
Mark R. Busch
For the Firm

cc:	McRae Industries, Inc. Mr. Jeffrey B. Werbitt